Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2024

Unaudited Financial Results

SHENZHEN, China, August 27, 2024 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended June 30, 2024.

“We harvested a healthy set of operational and financial results with improved risk performance for new loans, uplifted net profit from the first quarter of 2024, and controlled loan origination in the second quarter of 2024,” said Jay Wenjie Xiao, Chairman and CEO of Lexin. “Total loan origination for the second quarter reached RMB 51.1 billion, a 12% decline quarter-over-quarter. Nevertheless, both total operating revenue and net profit grew by 12% compared to the first quarter of 2024, this was despite continued soft consumer demand and a weak credit environment.”

“Attributing to our persistent efforts to uphold our key strategies, we achieved several milestones during past quarter, including a rapid growth in our overseas business, a new record-low funding cost, and positive signs of overall risk performance improvement.”

“By leveraging Lexin's over a decade of experience in the domestic fintech market and quickly replicating our business model overseas, we saw an accelerated growth in our international operations, far outpacing our domestic business in the second quarter. Although the current scale of our overseas business is still small, we will continue to invest and sharpen our focus abroad.”

“Despite quarterly fluctuations in some risk performance indicators, more risk metrics showed early signs of improvement that extended into July. This was due to the proactive control on loan origination and substantial risk management capability improvement over the past quarters.”

“Additionally, our funding cost hit a historical low with a significant quarterly drop compared to the previous quarter. This improvement in funding cost effectively boosted our profitability compared to the first quarter of 2024.”

“Looking ahead to the remainder of 2024, we remain confident in navigating challenges and seizing opportunities in both Chinese and overseas markets, positioning ourselves for sustainable growth in a cautious consumer environment. We are committed to returning sustainable value to shareholders and have declared a cash dividend payout of US$0.072 per ADS for the six-month period ended June 30, 2024, representing roughly 20% of total net income, continuing our consistent capital return program,” Mr. Xiao continued.

Mr. James Zheng, Chief Financial Officer of Lexin, added, “The second quarter's total operating revenue reached RMB 3.6 billion, showing a 19.1% year-over-year increase and a 12.3% quarter-over-quarter increase. Net profit for the second quarter reached RMB 227 million, a 12.4% increase from the previous quarter. This significant revenue rise was achieved despite a controlled loan origination volume, demonstrating a substantial expansion of our revenue take rate. This increase was primarily driven by improved risk performance of newly issued assets and a record-low funding cost. Furthermore, we resumed ABS issuance in May and completed the second ABS in July, with the senior tranche funding cost as low as 2.80%. Additional factors such as a slight improvement in the early repayment ratio and an increased revenue split ratio in our profit-sharing model, also bolstered our resilient financial results in the second quarter.”

Second Quarter 2024 Operational Highlights:

User Base

•
Total number of registered users reached 219 million as of June 30, 2024, representing an increase of 10.2% from 199 million as of June 30, 2023, and users with credit lines reached 43.3 million as of June 30, 2024, up by 5.8% from 41.0 million as of June 30, 2023.
•
Number of active users1 who used our loan products in the second quarter of 2024 was 4.2 million, representing a decrease of 16.4% from 5.0 million in the second quarter of 2023.
•
Number of cumulative borrowers with successful drawdown was 32.5 million as of June 30, 2024, an increase of 6.8% from 30.5 million as of June 30, 2023.

Loan Facilitation Business

•
As of June 30, 2024, we cumulatively originated RMB1,222.2 billion in loans, an increase of 23.8% from RMB987.4 billion as of June 30, 2023.
•
Total loan originations2 in the second quarter of 2024 was RMB51.1 billion, a decrease of 20.1% from RMB63.9 billion in the second quarter of 2023.
•
Total outstanding principal balance of loans2 reached RMB115 billion as of June 30, 2024, representing an increase of 0.9% from RMB114 billion as of June 30, 2023.

Credit Performance

•
90 day+ delinquency ratio was 3.7% as of June 30, 2024, as compared with 3.0% as of March 31, 2024.
•
First payment default rate (30 day+) for new loan originations was below 1% as of June 30, 2024.

Tech-empowerment Service

•
For the second quarter of 2024, we served over 80 business customers with our tech-empowerment service.
•
In the second quarter of 2024, the business customer retention rate3 of our tech-empowerment service was over 90%.

Installment E-commerce Platform Service

•
GMV4 in the second quarter of 2024 for our installment e-commerce platform service was RMB933 million, representing a decrease of 37.2% from RMB1,487 million in the second quarter of 2023.
•
In the second quarter of 2024, our installment e-commerce platform service served over 290,000 users and 400 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the second quarter of 2024 was approximately 12.8 months, as compared with 14.7 months in the second quarter of 2023.
•
Repeated borrowers’ contribution5 of loans across our platform for the second quarter of 2024 was 85.3%.

Second Quarter 2024 Financial Highlights:

•
Total operating revenue was RMB3,641 million, representing an increase of 19.1% from the second quarter of 2023.
•
Credit facilitation service income was RMB2,669 million, representing an increase of 24.9% from the second quarter of 2023. Tech-empowerment service income was RMB535 million, representing an increase of 36.5% from the second quarter of 2023. Installment e-commerce platform service income was RMB437 million, representing a decrease of 17.0% from the second quarter of 2023.
•
Net income attributable to ordinary shareholders of the Company was RMB227 million, representing a decrease of 36.3% from the second quarter of 2023. Net income per ADS attributable to ordinary shareholders of the Company was RMB1.35 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB250 million, representing a decrease of 39.0% from the second quarter of 2023. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB1.49 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Repeated borrowers’ contribution for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2024 Financial Results:

Operating revenue increased by 19.1% from RMB3,056 million in the second quarter of 2023 to RMB3,641 million in the second quarter of 2024.

Credit facilitation service income increased by 24.9% from RMB2,138 million in the second quarter of 2023 to RMB2,669 million in the second quarter of 2024. The increase was driven by the increases in loan facilitation and servicing fees-credit oriented and guarantee income, partially offset by the decrease in financing income.

Loan facilitation and servicing fees-credit oriented increased by 51.5% from RMB946 million in the second quarter of 2023 to RMB1,433 million in the second quarter of 2024. The increase was primarily due to the better control over the early repayment behaviors.

Guarantee income increased by 17.0% from RMB618 million in the second quarter of 2023 to RMB722 million in the second quarter of 2024. The increase was primarily driven by the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income decreased by 10.6% from RMB574 million in the second quarter of 2023 to RMB513 million in the second quarter of 2024. The decrease was primarily due to the decrease in the origination of on-balance sheet loans.

Tech-empowerment service income increased by 36.5% from RMB392 million in the second quarter of 2023 to RMB535 million in the second quarter of 2024. The increase was primarily due to the increase of loan facilitation volume under the profit-sharing model.

Installment e-commerce platform service income decreased by 17.0% from RMB526 million in the second quarter of 2023 to RMB437 million in the second quarter of 2024. The decrease was primarily due to the decrease in transaction volume in the second quarter of 2024.

Cost of sales decreased by 9.1% from RMB465 million in the second quarter of 2023 to RMB423 million in the second quarter of 2024, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost decreased by 41.8% from RMB156 million in the second quarter of 2023 to RMB90.5 million in the second quarter of 2024, which was primarily driven by the decrease in the cost of funding and funding debts to fund the on-balance sheet loans.

Processing and servicing costs increased by 16.3% from RMB446 million in the second quarter of 2023 to RMB519 million in the second quarter of 2024. This increase was primarily due to an increase in risk management and collection expenses.

Provision for financing receivables was RMB171 million for the second quarter of 2024, as compared to RMB146 million for the second quarter of 2023. The increase was primarily due to the decrease in performance of the on-balance sheet loans.

Provision for contract assets and receivables was RMB155 million in the second quarter of 2024, as compared to RMB125 million in the second quarter of 2023. The increase was primarily due to the increase in loan facilitation and servicing fees and the decrease in performance of the off-balance sheet loans.

Provision for contingent guarantee liabilities was RMB935 million in the second quarter of 2024, as compared to RMB722 million in the second quarter of 2023. The increase was primarily due to the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees, as well as the decrease in performance of the off-balance sheet loans.

Gross profit increased by 35.4% from RMB995 million in the second quarter of 2023 to RMB1,348 million in the second quarter of 2024.

Sales and marketing expenses was RMB467 million in the second quarter of 2024, as compared to RMB453 million in the second quarter of 2023.

Research and development expenses was RMB143 million in the second quarter of 2024, as compared to RMB121 million in the second quarter of 2023. The increase was primarily due to increased investment in technology development.

General and administrative expenses RMB100 million in the second quarter of 2024, as compared to RMB96.5 million in the second quarter of 2023.

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB368 million in the second quarter of 2024, as compared to a gain of RMB130 million in the second quarter of 2023. The change in fair value was primarily due to the re-measurement of the expected loss rates, partially offset by the fair value gains realized as a result of the release of guarantee obligation.

Income tax expense is RMB60.0 million in the second quarter of 2024, as compared to RMB80.8 million in the second quarter of 2023. The change was primarily due to the decrease of income before income tax expense.

Net income decreased by 36.3% from RMB356 million in the second quarter of 2023 to RMB227 million in the second quarter of 2024.

Recent Development

Semi-Annual Dividend

The board of directors of the Company has approved a dividend of US$0.036 per ordinary share, or US$0.072 per ADS, for the six-month period ended June 30, 2024 in accordance with the Company’s dividend policy, which is expected to be paid on October 18, 2024 to shareholders of record (including holders of ADSs) as of the close of business on September 16, 2024 New York time.

Conference Call

The Company’s management will host an earnings conference call at 10:00 PM U.S. Eastern time on August 27, 2024 (10:00 AM Beijing/Hong Kong time on August 28, 2024).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BI3c6bd663baef41b58321967fdd88a0d6

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of the collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Mandy Dong

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: Mandydong@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2023	June 30, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,624,719	2,093,712	288,104
Restricted cash	1,433,502	2,079,970	286,213
Restricted term deposit and short-term investments	305,182	345,192	47,500
Short-term financing receivables, net(1)	3,944,000	3,865,333	531,888
Short-term contract assets and receivables, net(1)	6,112,981	6,595,149	907,523
Deposits to insurance companies and guarantee companies	2,613,271	2,369,989	326,121
Prepayments and other current assets	1,428,769	1,327,862	182,721
Amounts due from related parties	6,989	7,321	1,007
Inventories, net	33,605	45,034	6,197
Total Current Assets	18,503,018	18,729,562	2,577,274
Non-current Assets
Restricted cash	144,948	98,880	13,606
Long-term financing receivables, net(1)	200,514	144,478	19,881
Long-term contract assets and receivables, net(1)	599,818	398,602	54,849
Property, equipment and software, net	446,640	548,630	75,494
Land use rights, net	897,267	880,067	121,101
Long‑term investments	255,003	255,641	35,177
Deferred tax assets	1,232,092	1,345,458	185,141
Other assets	861,491	618,063	85,050
Total Non-current Assets	4,637,773	4,289,819	590,299
TOTAL ASSETS	23,140,791	23,019,381	3,167,573

LIABILITIES
Current liabilities
Accounts payable	49,801	42,968	5,913
Amounts due to related parties	2,958	9,167	1,261
Short‑term borrowings	502,013	608,093	83,676
Short‑term funding debts	3,483,196	2,345,753	322,786
Deferred guarantee income	1,538,385	1,275,387	175,499
Contingent guarantee liabilities	1,808,540	1,474,899	202,953
Accruals and other current liabilities	4,434,254	4,800,387	660,553
Convertible notes	505,450	-	-
Total Current Liabilities	12,324,597	10,556,654	1,452,641
Non-current Liabilities
Long-term borrowings	524,270	551,938	75,949
Long‑term funding debts	455,800	1,701,449	234,127
Deferred tax liabilities	75,340	71,192	9,796
Other long-term liabilities	50,702	47,235	6,500
Total Non-current Liabilities	1,106,112	2,371,814	326,372
TOTAL LIABILITIES	13,430,709	12,928,468	1,779,013
Shareholders’ equity:
Class A Ordinary Shares	199	200	30
Class B Ordinary Shares	41	41	7
Treasury stock	(328,764)	(328,764)	(45,239)
Additional paid-in capital	3,204,961	3,254,489	447,833
Statutory reserves	1,106,579	1,106,579	152,270
Accumulated other comprehensive income	(13,545)	(24,776)	(3,409)
Retained earnings	5,740,611	6,083,144	837,068
Total shareholders’ equity	9,710,082	10,090,913	1,388,560
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,140,791	23,019,381	3,167,573

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB58,594 and RMB91,343 as of December 31, 2023 and June 30, 2024, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB436,136 and RMB467,977 as of December 31, 2023 and June 30, 2024, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB3,087 and RMB4,186 as of December 31, 2023 and June 30, 2024, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB61,838 and RMB35,408 as of December 31, 2023 and June 30, 2024, respectively.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income	2,137,718	2,669,093	367,280	4,253,526	5,317,571	731,722
Loan facilitation and servicing fees-credit oriented	945,919	1,433,416	197,245	1,910,090	2,850,664	392,264
Guarantee income	617,599	722,288	99,390	1,171,267	1,466,539	201,802
Financing income	574,200	513,389	70,645	1,172,169	1,000,368	137,655
Tech-empowerment service income	391,695	534,548	73,556	759,627	896,091	123,306
Installment e-commerce platform service income	526,399	437,047	60,140	1,025,558	668,956	92,051
Total operating revenue	3,055,812	3,640,688	500,976	6,038,711	6,882,618	947,079
Operating cost
Cost of sales	(465,393)	(422,933)	(58,198)	(931,864)	(658,680)	(90,637)
Funding cost	(155,651)	(90,525)	(12,457)	(306,034)	(181,263)	(24,943)
Processing and servicing cost	(446,140)	(518,692)	(71,374)	(975,101)	(1,106,423)	(152,249)
Provision for financing receivables	(145,931)	(170,974)	(23,527)	(284,779)	(307,657)	(42,335)
Provision for contract assets and receivables	(125,242)	(154,778)	(21,298)	(267,188)	(320,720)	(44,133)
Provision for contingent guarantee liabilities	(722,018)	(934,693)	(128,618)	(1,375,095)	(1,763,070)	(242,607)
Total operating cost	(2,060,375)	(2,292,595)	(315,472)	(4,140,061)	(4,337,813)	(596,904)
Gross profit	995,437	1,348,093	185,504	1,898,650	2,544,805	350,175
Operating expenses:
Sales and marketing expenses	(453,112)	(467,423)	(64,320)	(893,077)	(885,040)	(121,786)
Research and development expenses	(121,338)	(143,250)	(19,712)	(250,865)	(278,232)	(38,286)
General and administrative expenses	(96,519)	(100,434)	(13,820)	(193,556)	(190,194)	(26,172)
Total operating expenses	(670,969)	(711,107)	(97,852)	(1,337,498)	(1,353,466)	(186,244)
Change in fair value of financial guarantee derivatives and loans at fair value	130,461	(368,261)	(50,674)	286,726	(684,184)	(94,147)
Interest (expense)/income, net	(21,804)	1,988	274	(25,884)	(1,916)	(264)
Investment (loss)/income	(699)	260	36	(539)	350	48
Others, net	4,101	15,603	2,147	16,856	36,028	4,958
Income before income tax expense	436,527	286,576	39,435	838,311	541,617	74,526
Income tax expense	(80,794)	(60,045)	(8,262)	(155,088)	(113,463)	(15,613)
Net income	355,733	226,531	31,173	683,223	428,154	58,913
Net income attributable to ordinary shareholders of the Company	355,733	226,531	31,173	683,223	428,154	58,913

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.08	0.68	0.09	2.08	1.30	0.18
Diluted	1.02	0.68	0.09	1.94	1.30	0.18

Net income per ADS attributable to ordinary shareholders of the Company
Basic	2.17	1.37	0.19	4.16	2.59	0.36
Diluted	2.04	1.35	0.19	3.87	2.59	0.36

Weighted average ordinary shares outstanding
Basic	328,241,855	330,780,601	330,780,601	328,402,747	330,528,871	330,528,871
Diluted	374,351,114	335,192,422	335,192,422	374,821,074	334,421,262	334,421,262

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	355,733	226,531	31,173	683,223	428,154	58,913
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(24,579)	(13,554)	(1,865)	(20,582)	(11,231)	(1,545)
Total comprehensive income	331,154	212,977	29,308	662,641	416,923	57,368
Total comprehensive income attributable to ordinary shareholders of the Company	331,154	212,977	29,308	662,641	416,923	57,368

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	355,733	226,531	31,173	683,223	428,154	58,913
Add: Share-based compensation expenses	25,987	23,119	3,181	58,656	46,393	6,384
Interest expense associated with convertible notes	27,017	373	51	42,073	5,695	784
Investment loss/(income)	699	(260)	(36)	539	(350)	(48)
Adjusted net income attributable to ordinary shareholders of the Company	409,436	249,763	34,369	784,491	479,892	66,033

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.25	0.76	0.10	2.39	1.45	0.20
Diluted	1.09	0.75	0.10	2.09	1.43	0.20

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	2.49	1.51	0.21	4.78	2.90	0.40
Diluted	2.19	1.49	0.21	4.19	2.87	0.39

Weighted average shares used in calculating net income per ordinary share for non-GAAP EPS
Basic	328,241,855	330,780,601	330,780,601	328,402,747	330,528,871	330,528,871
Diluted	374,351,114	335,192,422	335,192,422	374,821,074	334,421,262	334,421,262

Reconciliations of Non-GAAP EBIT to Net income
Net income	355,733	226,531	31,173	683,223	428,154	58,913
Add: Income tax expense	80,794	60,045	8,262	155,088	113,463	15,613
Share-based compensation expenses	25,987	23,119	3,181	58,656	46,393	6,384
Interest expense/(income), net	21,804	(1,988)	(274)	25,884	1,916	264
Investment loss/(income)	699	(260)	(36)	539	(350)	(48)
Non-GAAP EBIT	485,017	307,447	42,306	923,390	589,576	81,126

Additional Credit Information

Vintage Charge Off Curve

8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1st_co_month
+1
+2
+3
+4
+5
+6
+7
+8
+9
+10
+11
+12
+13
+14
+15
+16
+17
+18
+19
+20
+21
+22
+23
+24
+25
+26
+27
+28
+29
+30
+31
+32
+33
+34
+35
+36
2018Q1
2018Q2
2018Q3
2018Q4
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4

Dpd30+/GMV by Performance Windows

9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37
2018Q1
2018Q2
2018Q3
2018Q4
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2

First Payment Default 30+

1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2021/1/1
2021/2/1
2021/3/1
2021/4/1
2021/5/1
2021/6/1
2021/7/1
2021/8/1
2021/9/1
2021/10/1
2021/11/1
2021/12/1
2022/1/1
2022/2/1
2022/3/1
2022/4/1
2022/5/1
2022/6/1
2022/7/1
2022/8/1
2022/9/1
2022/10/1
2022/11/1
2022/12/1
2023/1/1
2023/2/1
2023/3/1
2023/4/1
2023/5/1
2023/6/1
2023/7/1
2023/8/1
2023/9/1
2023/10/1
2023/11/1
2023/12/1
2024/1/1
2024/2/1
2024/3/1
2024/4/1